AUSTRIAN AIRLINES

03 FEB 25 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

03007533

SUPPL

Wien, 12 February, 2003

Zeichen EIR Telefon/Durchwahl 0043 5 1766 3328 Fax 0043 5 1766 3333

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

AUSTRIAN AIRLINES GROUP

February 12, 2003

Ad-hoc Release

Rule 12g3-2(b) File No. 82-4970

GROUP PREPARED FOR POSSIBILITY OF CONFLICT IN IRAQ

The Austrian Airlines Group has made extensive proactive preparations in the face of possible conflict in the Middle East. The Group's ability to withstand the economic pressures of war has been substantially bolstered by the real progress achieved to date as part of the turnaround programme. A clear fall in demand has been gaining in strength since the beginning of this year, a trend reflected in relatively low prebookings for the first quarter. As a result of this, the forecast results for 2003 (EBIT of EUR 120 million, net profit of EUR 45 million) will not be achievable. Since it is impossible to make a reliable estimate of the duration and economic consequences of a war in Iraq at present, a hedged new forecast cannot yet be provided. The prospective financial results for 2002 of approximately EUR 40 million (EBIT) will not be affected by this development. The new turnaround programme successfully introduced last year will be secured with a further package of measures.

Preparations completed / rapid adjustments made possible

"If war should break out in Iraq, our crisis planning is founded upon strategies designed to guarantee the safety of our passengers and our employees, and the minimisation of any negative commercial consequences for the Group," stated Chief Executive Officer Vagn Soerensen today, defining the conceptual basis of the preparations he and his team had completed. Turning to the subject of how such measures would be implemented, he emphasised the following: "Regrettably - like the majority of other national carriers - we have wide experience of dealing with geopolitical and economic crisis scenarios. If a conflict should develop in Iraq, and depending upon the nature of the particular situation, the Austrian Airlines Group will put its crisis management plans into action as rapidly and as consistently as was the case following the events of September 11, 2001.

According to whether the war involves a short intervention or protracted hostilities – when the possibility of conflict spreading beyond Iraq's immediate borders would have to be taken into consideration – the Austrian Airlines Group would implement differently weighted measures in an effort to tackle the situation as precisely as possible. We shall employ the highest possible levels of professionalism and all our considerable experience to ensure that flying with the carriers of the Austrian Airlines Group remains absolutely secure during a potential conflict in the Middle East."

Improved financial position increases ability to withstand crisis / forecast result for 2003 no longer achievable / preventative countermeasures already introduced

Chief Financial Officer Thomas Kleibl underlined the Group's newly strengthened ability to withstand the economic pressures that war could bring: "Over the past year, we have succeeded in making substantial improvements to both our financial position and the Group's reaction speeds. Based on the current strong liquidity of the company, we are equipped to deal with any type of crisis. We have also taken the precaution of hedging the price of sufficient volumes of fuel to cushion the blow of a drastic short-term rise in the fuel price." He went on to offer the following warning, however: "Already we are beginning to experience what might be described as an 'Iraq effect': bookings dropped off noticeably in January and prebookings for February and March are seriously behind schedule. Irrespective of how the situation develops, the outbreak of war will result in additional losses of revenue. However effective our countermeasures, it will be impossible to avoid a flattening off of our results curve. Increasingly, the present critical atmosphere is damaging the ability of the global economy to make a real turnaround. The growing conflict situation appears to be moving in one direction alone, that of war, while the dimension and duration of any such conflict remain unclear. This sorry combination of factors is having a hugely negative influence on the market. As a result of this, the forecast results for 2003 will not be achievable. At this stage, however, it is still too early to release a hedged new forecast. Notwithstanding the crisis, we shall continue to implement new and existing all possible optimisations and economic measures. One thing is absolutely certain, however: the Group will continue to implement the successful turnaround launched last year (2001/2002 EBIT improvement of approx. EUR 125 million)."

To immediately overcome the negative economic effects, the following preventative measures have been implemented to date:

1. For the first quarter, reductions in production differentiated according to traffic areas equal to 5 % of total Group production.
2. Cost reduction over full year of 5 % based on 2003 budget.
3. Group-wide stop on investments.
4. Group-wide stop on new recruitment.
5. Fuel hedging to secure budget: 50 % of respective monthly requirement to end-April, approx. one-third of respective monthly requirement for rest of the year.
6. More effective marketing of currently unused remainder capacities on existing production.
7. Postponement of launch of new brand architecture until second half-year 2003.

Flexible network adjustment dependent upon demand situation

Chief Commercial Officer Dr. Josef E. Burger described the precautions taken on the network as follows: "At base we shall work to keep the entire route network secure and operational, and particularly to maintain our backbone of West-East transfer services and our connections to European cities. Depending upon the situation and demand we would scale down our connections to the Persian Gulf region by 10-15 % and long-haul routes by up to 20 % according to frequency. This will allow us to rapidly adjust production to altered circumstances in order to drive down variable costs."

Safe operation of flights guaranteed by permanent assessment of situation

Dr. Walter Bock, Chief Operations Officer described the daily business of crisis management at Austrian Airlines Group: "We will be assessing developments in the region on an ongoing basis and with extreme care. The moment the situation indicates that conflict is about to actually break out, a crisis management committee will come into operation around the clock. Preventative flight-technical measures will include the provision of alternative routes to those that may have been blocked by the conflict and precise assessment of the security situation at destination airports used by the Group."

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Johannes DAVORAS / Johann JURCEKA - Konzernkommunikation / Corporate Communications, A U S T R I A N A I R L I N E S G R O U P / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, www.aua.com / www.austrianairlines.com.

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications für / for Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-03-03e (irakauswirk).doc